SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: Daimler achieves EBIT of €648 million in the third quarter of 2008

2.	Interim Report for the three- and nine-month periods ended September 30, 2008

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth of the global economy, especially in industrialized countries; the effects of the financial crisis which could result in weaker demand for our products particularly in the U.S. and in the European market but also in the emerging markets; changes in currency exchange rates and interest rates; increasing risks of inflation; the introduction of competing products and the possible lack of acceptance of our products or services; price increases for fuel, raw materials and precious metals; the disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial-vehicle markets experience a sustained weakness in demand for a longer period than expected; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Contact:	Telephone:
Thomas Fröhlich	+49 (0)711 17 41361	Press information

Date:
October 23, 2008

Daimler achieves EBIT of €648 million in third quarter of 2008

•                  EBIT includes charges from special factors totaling €765 million

•                  Net profit of €213 million (Q3 2007: net loss of €1,533 million)

•                  Unit sales down by 3% to 522,500 cars and commercial vehicles

•                  Revenue down by 7% to €23.8 billion, adjusted for exchange-rate effects and changes in the consolidated group down by 5%

•                  Share buyback program temporarily suspended

•                  Full-year EBIT from ongoing operations of more than €6 billion anticipated (excluding special Items and Chrysler)

Stuttgart - The worsening banking crisis, its effects on the real economy, and the resulting global consumer uncertainty had a negative impact on the business development of Daimler AG (stock-exchange abbreviation DAI) in the third quarter of this year.

Daimler achieved EBIT of €648 million in the third quarter of 2008 (Q3 2007: €1,891 million).

Daimler Communications, 70546 Stuttgart/Germany

The decline in EBIT is primarily the result of lower earnings at the Mercedes-Benz Cars division. In addition, special items reduced earnings by a total of €765 million.

There were positive effects, however, from improved earnings at the Daimler Trucks division as well as at the Mercedes-Benz Vans and Daimler Buses units. The profit contribution from Daimler Financial Services was also above the prior-year level.

Net profit amounted to €213 million (Q3 2007: net loss of €1,533 million), equivalent to earnings per share of €0.21 (Q3 2007: loss per share of €1.47). The net loss of the prior-year quarter included special effects from the Chrysler transaction.

Daimler will temporarily suspend the further execution of its share buyback program. Due to the suspension Daimler might not reach its initial target to buy back 10% of the outstanding shares.

Group unit sales down by 3%

In the third quarter of 2008, Daimler sold 522,500 passenger cars and commercial vehicles worldwide (Q3 2007: 537,000).

Daimler’s third-quarter revenue decreased from €25.7 billion to €23.8 billion. Adjusted for exchange-rate effects and changes in the consolidated group, the revenue decrease amounted to 5%.

Details of the divisions in the third quarter of 2008

Mercedes-Benz Cars sold 315,800 vehicles in the third quarter (-6%). 282,100 Mercedes-Benz brand vehicles were sold (-8%), while sales

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of the smart brand rose by 20% to 32,300 units. Revenue amounted to €11.6 billion (Q3 2007: €14.1 billion).

The division’s third-quarter EBIT of €112 million was significantly lower than the result for the prior-year period (€1,331 million), despite further efficiency improvements.

The decrease in earnings was primarily due to the abrupt decline in sales in the NAFTA region as well as in the major European markets. In this context, the Group also recorded charges of €449 million resulting from the reassessment of residual values of leased vehicles. Other factors with a negative impact on earnings were an unfavorable model mix, exchange-rate effects and higher raw-material prices.

Daimler Trucks increased its unit sales in the third quarter by 4% to 122,700 vehicles. Revenue increased from €7.0 billion to €7.3 billion.

The division achieved EBIT of €510 million in the third quarter, which was higher than the prior-year result despite difficult market conditions in the United States and Japan.

The division’s earnings benefited from strong sales of trucks in Brazil and Europe, especially in Germany. A favorable model mix and good product positioning also contributed to the earnings development. Expenditure in connection with new and enhanced product development had a negative impact on the EBIT of Daimler Trucks.

Daimler Financial Services division expanded its worldwide contract volume by 11% to €63.9 billion in the third quarter. Compared with the prior year, 15 additional companies were consolidated for the first time, most of them in Eastern Europe and Asia. Without this effect and

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adjusted for exchange-rate effects, the increase was 9%. Compared with the prior-year period, new business increased by 19% to €7.7 billion; adjusted growth amounted to 18%.

Third-quarter EBIT of €173 million reported by Daimler Financial Services was higher than the figure of €87 million posted in 2007.

The Vans, Buses, Other segment posted EBIT of minus €100 million in the third quarter (Q3 2007: €319 million). The Mercedes-Benz Vans and Daimler Buses units profited from the positive development of unit sales and both achieved higher earnings: Mercedes-Benz Vans reported EBIT of €212 million and Daimler Buses reported EBIT of €92 million.

Daimler’s share of the earnings of EADS amounted to minus €8 million (Q3 2007: minus €20 million). Daimler’s equity interest in Chrysler negatively affected EBIT in the third quarter of 2008 by a total of €351 million; this includes charges of €248 million relating to the restructuring program and the reassessment of residual values. The results in connection with the equity interests in EADS and Chrysler are not cash effective.

Outlook

Mercedes-Benz Cars expects unit sales to be similar to the prior-year level, despite of the negative market development and adjustments to its production program. There will be positive impetus from the full availability of the new C-Class sedan and station wagon and the new smart fortwo, as well as from the A- and B-Class, the CLS, SLK, SL and the CLC, which were all newly launched or refreshed during the

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year 2008. The launch of the refreshed M-Class and especially the new GLK will provide additional sales momentum also in the following year. However, for lifecycle reasons we anticipate lower unit sales of the E-Class, which is in its last full model year.

Against the backdrop of massive turmoil on financial markets and the resulting effects on economic developments in the industrialized countries, including falls in unit sales in major markets (in some cases of double-digit percentages) and requiring reassessment of vehicles’ residual values, the previous earnings forecasts for 2008 can no longer be achieved. Daimler now assumes that the division will achieve EBIT in the magnitude of €2.5 billion and a return on sales of approximately 5% in 2008; charges of €449 million from the reassessment of leased vehicles’ residual values are included therein.

Daimler Trucks anticipates higher unit sales in 2008 than in the prior year. This growth is primarily based on the positive development of unit sales in some important markets such as Brazil, Indonesia and the Middle East. Growth in unit sales is also indicated for Eastern Europe, but is expected to return to a moderate level by the end of 2008. This means that after six above-average years, the European market for commercial vehicles is normalizing once again. For the US and Japanese markets, unit sales are expected to be once again below the volumes of the prior year.

Growth in unit sales will be partially offset by higher raw-material costs and the weak US economy. On this basis, the division expects to post EBIT of approximately €1.7 billion in the full year. This includes charges of approximately €230 million related to the repositioning of Daimler Trucks North America.

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Daimler Financial Services assumes that it will achieve a return on equity of approximately 14% in full-year 2008. A moderate increase in contract volume is expected compared with the end of 2007.

Mercedes-Benz Vans assumes, despite the difficult economic environment, that its unit sales will surpass the level of 2007.

Daimler Buses expects to post record unit sales once again this year.

The Daimler Group’s anticipates a slight decrease in total revenue in full-year 2008 (2007: €99.4 billion).

On the basis of the divisions’ projections, the Daimler Group expects to post EBIT from ongoing operations of more than €6 billion in 2008. This does not include special items from the reassessment of leased vehicles’ residual values at Mercedes-Benz Cars (minus €449 million), the sale of real estate at Potsdamer Platz (plus €449 million), the transfer of EADS shares (plus 130 million), the restructuring of Daimler Trucks North America (minus €230 million) and the new management model (minus €169 million), as well as effects relating to Chrysler. Previously, Daimler had assumed that EBIT from ongoing operations would exceed €7 billion.

However, in view of the current turmoil of financial and automotive markets, Daimler’s forecasts are connected with a high degree of uncertainty.

Despite the ongoing financial market crisis, the Group has a solid financial position, which should also remain stable throughout the rest

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of the year.

Further information on Daimler is available on the Internet at www.media.daimler.com.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth of the global economy, especially in industrialized countries; the effects of the financial crisis which could result in weaker demand for our products particularly in the U.S. and in the European market but also in the emerging markets; changes in currency exchange rates and interest rates; increasing risks of inflation; the introduction of competing products and the possible lack of acceptance of our products or services; price increases for fuel, raw materials and precious metals; the disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial-vehicle markets experience a sustained weakness in demand for a longer period than expected; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of commercial vehicles in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management.

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Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2007, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €99.4 billion and EBIT amounted to €8.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

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DAIMLER

Q3 2008 Interim Report

Contents

4	Key figures
6	Management Report
14	Mercedes-Benz Cars
15	Daimler Trucks
16	Daimler Financial Services
17	Vans, Buses, Other
18	Consolidated Financial Statements
23	Notes to Consolidated Financial Statements
30	Financial Calendar

Cover photo:

The world of compact SUVs has been enriched by a car with character: the new Mercedes-Benz GLK. This distinctive multi-talent already sets itself apart from the competition with its functional and attractive styling, but it also combines features that previously seemed incompatible. Thanks to its AGILITY-CONTROL suspension, excellent driving dynamics and outstanding active safety are complemented by a superb ride. And together with the electronic control systems, 4MATIC variable all-wheel drive combines perfect on-road performance with well-balanced off-road abilities. Effortless acceleration is guaranteed by the powerful but economical four- and six-cylinder engines. The GLK 220 CDI is also available as a BlueEFFICIENCY model with the new, fuel-efficient four-cylinder diesel engine from Mercedes-Benz.

Q3

Key figures

Amounts in millions of €	Q3 2008	Q3 2007	Change in %

Revenue	23,796	25,681	-7	(1)
Western Europe	10,812	12,538	-14
thereof Germany	5,981	5,864	+2
United States	4,602	5,136	-10
Other markets	8,382	8,007	+5
Employees (September 30)	275,535	271,961	+1
Research and development expenditure	1,128	1,103	+2
thereof capitalized development costs	339	268	+26
Investment in property, plant and equipment	948	801	+18
Cash provided by operating activities	1,094	3,615 (2)	-70
EBIT	648	1,891	-66
Net profit (loss)	213	(1,533)	—
Net profit (loss) from continuing operations	218	(1,003)	—
Earnings (loss) per share (in €)	0.21	(1.47)	—
Earnings (loss) per share, continuing operations (in €)	0.22	(0.97)	—

(1) Adjusted for the effects of currency translation and changes in the consolidated Group, decrease in revenue of 5%
(2) Including discontinued operations

Q1-3

Key figures

Amounts in millions of €	Q1-3 2008	Q1-3 2007		Change in %

Revenue	72,633	72,895		-0	(1)
Western Europe	34,864	35,778		-3
thereof Germany	17,252	16,283		+6
United States	13,643	15,065		-9
Other markets	24,126	22,052		+9
Employees (September 30)	275,535	271,961		+1
Research and development expenditure	3,313	2,908		+14
thereof capitalized development costs	911	600		+52
Investment in property, plant and equipment	2,484	2,345		+6
Cash provided by operating activities	4,594	11,191	(2)	-59
EBIT	4,677	7,317		-36
Net profit	2,940	2,288		+28
Net profit from continuing operations	2,965	3,155		-6
Earnings per share (in €)	2.94	2.13		+38
Earnings per share, continuing operations (in €)	2.97	2.96		+0

(1) Adjusted for the effects of currency translation and changes in the consolidated Group, increase in revenue of 3%
(2) Including discontinued operations

The Daimler share price has been very volatile in recent months. The performance of our stock and of the sector in general was largely driven by the development of the price of crude oil and worsening consumer confidence in key sales markets, the United States in particular. Due to the exacerbation of the financial market crisis and the collapse of some companies in the finance sector, stock markets came under substantial pressure in August and September. In the industrial area, cyclical stocks and companies with high refinancing requirements for their financial services activities were particularly affected. The emergency aid programs announced by various governments brought only temporary market stability, as markets displayed renewed fears of recession immediately afterwards. In this situation, Daimler’s share price also fell drastically.

Management Report

Group EBIT of €648 million (Q3 2007: €1,891 million)

Net profit of €213 million (Q3 2007: net loss of €1,533 million)

Earnings per share of €0.21 (Q3 2007: loss per share of €1.47)

Revenue down by 7% to €23.8 billion

Full-year EBIT from ongoing operations (excluding Chrysler) of more than €6 billion anticipated

Business developments

Significant weakening of world economy

The world economy went through drastic upheaval in the third quarter of this year, primarily due to global consumer uncertainty resulting from the worsening banking crisis. The financial crisis increasingly affected real economies, particularly those of the industrialized countries. Although final data is not yet available, there are many indications that real gross domestic product either remained flat or actually fell in many major countries. This also applies to demand for industrial goods in Germany, which for a long time had been extremely robust, but was significantly affected by the global growth slowdown in the third quarter. While prices of crude oil and other raw materials fell slightly, the price of steel reached an all-time high. Although rates of inflation probably started to fall again in the third quarter, consumers were nonetheless hard hit by the loss of purchasing power caused by generally high prices. This also applies to the emerging markets, which are still the main driver of global growth, but have meanwhile also lost some of their dynamism.

The worsened economic outlook and the ongoing crisis of international financial markets had a substantial impact on automobile markets worldwide in the third quarter.

In Western Europe, the drop in demand for cars accelerated. Of the major volume markets, demand slumped particularly in the United Kingdom (-19%), Italy (-14%) and Spain (-33%), and was significantly lower also in Germany. In the United States, demand for cars and light trucks was well below the already weak prior-year level also in the third quarter of the year, and actually reached a fifteen-year low. Although the Japanese automobile market was only slightly smaller than in the prior-year quarter, sales of imported vehicles fell significantly. The development of demand for cars in the emerging markets was varied; demand growth slowed down in China, India and Eastern Europe, in some cases quite significantly. Meanwhile, nearly all manufacturers have reacted to the lower demand with production cuts.

Overall unit sales of commercial vehicles in Western Europe did not match the prior-year level due to the declining van market, although the market for medium and heavy-duty trucks expanded. Unit sales in Eastern Europe were also below the level of the prior-year quarter. In the United States, demand for heavy trucks (Class 8) was stronger than in the third quarter of last year, but the US market continued to shrink significantly in all other segments. The Japanese market for commercial vehicles was also smaller than in the prior-year quarter. In the growth regions of Asia and South America, however, demand for trucks has continued to grow so far.

Compared to Q3 2007, worldwide unit sales by the Mercedes-Benz Cars division decreased by 6% to 315,800 vehicles; unit sales of the Mercedes-Benz brand fell by 8%, while smart unit sales rose by 20%. Daimler Trucks increased its total unit sales once again, by 4% to 122,700 vehicles, although the Japanese market remained weak. Mercedes-Benz Vans sold 73,200 vehicles, 1% more than in the prior-year quarter, and Daimler Buses increased its sales by 15% to 10,800 units. Daimler Financial Services expanded its contract volume by 11% compared with a year earlier to €63.9 billion at the end of the third quarter. Adjusted for exchange-rate effects and changes in the consolidated group, its portfolio grew by 9%.

Daimler’s third-quarter revenue decreased from €25.7 billion to €23.8 billion. Adjusted for exchange-rate effects and changes in the consolidated group, the revenue decrease amounted to 5%.

Profitability

EBIT by segment

Amounts in millions of €	Q3 2008	Q3 2007	Change in %	Q1-3 2008	Q1-3 2007	Change in %

Mercedes-Benz Cars	112	1,331	-92	2,476	3,327	-26
Daimler Trucks	510	480	+6	1,521	1,609	-5
Daimler Financial Services	173	87	+99	524	521	+1
Vans, Buses, Other	(100)	319	-131	419	2,448	-83
Reconciliation	(47)	(326)	-86	(263)	(588)	-55
Daimler Group	648	1,891	-66	4,677	7,317	-36

Daimler achieved EBIT of €648 million in the third quarter of 2008 (Q3 2007: €1,891 million).

The decline in EBIT was primarily a result of lower earnings at the Mercedes-Benz Cars division. An additional factor that contributed to the decrease was the Group’s proportionate share of €351 million in the loss at Chrysler. There were positive effects, however, from improved earnings at the Daimler Trucks division as well as at the Mercedes-Benz Vans and Daimler Buses units. The profit contribution from Daimler Financial Services was also above the prior-year level.

The special items shown in the following table affected EBIT in the third quarters and the first nine months of 2008 and 2007:

Special items affecting EBIT

Amounts in millions of €	Q3 2008	Q3 2007	Q1-3 2008	Q1-3 2007

Mercedes-Benz Cars
Reassessment of residual values	(449)	—	(449)	—
Financial support for suppliers	—	—	—	(82)

Daimler Trucks (1)
Sale of real estate in Japan	—	—	—	68

Vans, Buses, Other
Sale of real estate (Potsdamer Platz)	—	—	449	—
Gain (loss) related to the transfer of shares in EADS	(7)	37	130	1,561
Restructuring program at EADS	—	—	—	(114)
Restructuring program / reassessment of residual values at Chrysler	(248)	—	(435)	—
Impairment of rights due to reduced residual values of Chrysler vehicles	—	—	(168)	—

Reconciliation
New management model	(61)	(67)	(169)	(160)

(1) In connection with the repositioning of Daimler Trucks North America, Daimler Trucks expects fourth-quarter 2008 EBIT to be negatively affected by approximately €230 million.

Despite further efficiency improvements, Mercedes-Benz Cars’ third-quarter EBIT of €112 million was significantly lower than the result for the prior-year period (€1,331 million). The division’s return on sales was 1.0% (Q3 2007: 9.5%).

The decrease in earnings was primarily due to the abrupt decline in sales in the NAFTA region as well as in the major European markets. In this context, the Group also recorded charges resulting from the reassessment of residual values. Other factors with a negative impact on earnings were an unfavorable model mix as well as exchange-rate effects and higher raw-material prices.

The Daimler Trucks division achieved EBIT of €510 million in the third quarter, which was higher than the prior-year result despite difficult market conditions in the United States and Japan. Return on sales was 7.0%, compared with 6.9% in the third quarter of 2007.

The division’s earnings benefited from strong sales of trucks in Brazil and Europe, especially in Germany. A favorable model mix and good product positioning also contributed to the earnings development. Expenditure in connection with new and enhanced product development had a negative impact on the EBIT of Daimler Trucks.

Daimler Financial Services third-quarter EBIT amounted to €173 million (Q3 2007: €87 million). The result for the prior-year period was significantly impacted by the expense of setting up our own financial services organization in the NAFTA region following the transfer of a majority interest in the Chrysler business.

The other main reason for the earnings improvement was the expanded contract volume. On the other hand, the further increased cost of risk negatively affected the division’s operating results.

The Vans, Buses, Other segment posted EBIT of minus €100 million in the third quarter (Q3 2007: €319 million).

The Mercedes-Benz Vans and Daimler Buses units profited from the positive development of unit sales and both achieved higher earnings.

Daimler’s share of the earnings of EADS amounted to minus €8 million (Q3 2007: minus €20 million). Our equity interest in Chrysler negatively affected EBIT in the third quarter of 2008 by €351 million. The results in connection with our equity interests in EADS and Chrysler are not cash effective.

The reconciliation to Group EBIT includes corporate expenses of €59 million (Q3 2007: €329 million) and income of €12 million following the elimination of internal transactions (Q3 2007: €3 million).

Net interest income in the third quarter amounted to €110 million (Q3 2007: €187 million). The decrease is primarily the result of lower expected returns on the pension-plan assets. In addition, higher interest expenses were incurred in connection with postemployment benefit obligations, caused by an increase in the interest rate used for the calculation of these obligations.

The income-tax expense amounted to €540 million (Q3 2007: €3,081 million). The relatively high income-tax expense in the third quarter of 2008 is partially due to losses in connection with our Chrysler investment accounted for using the equity method for which a tax benefit could not be recorded. The high income-tax expense in the prior-year quarter was primarily the result of the impairment of deferred tax assets, caused by measurement timing differences between the balance sheets for commercial purposes and for tax purposes, and previously capitalized by the Chrysler entities. These deferred taxes are still to be allocated to the Daimler Group, but due to the Chrysler transaction the conditions for the realization of future tax advantages have changed, so an impairment loss of €2,216 million had to be recognized in the prior year.

Net profit from continuing operations amounted to €218 million (Q3 2007: net loss of €1,003 million). The result for the prior-year period reflects, amongst other things, the impairments recognized on deferred tax assets. Earnings per share from continuing operations amounted to €0.22 (Q3 2007: loss per share of €0.97).

The net loss from discontinued operations of €5 million in the third quarter of 2008 reflects adjustments of the result from the deconsolidation of the Chrysler activities. The net loss for the prior-year period of €530 million includes the operating result, the net interest result and the income-tax expense of the Chrysler activities until the time when the majority interest was transferred, as well as the result from the deconsolidation.

Net profit amounted to €213 million (Q3 2007: net loss of €1,533 million), equivalent to earnings per share of €0.21 (Q3 2007: loss per share of €1.47).

Cash Flows

The presentation of cash flows is unchanged from the prior-year period, and in the year 2007 also included the cash flows of the discontinued Chrysler activities.

Cash provided by operating activities in the first nine months of 2008 amounted to €4.6 billion (Q1-3 2007: €11.2 billion). The prior-year figure includes a cash flow of €3.1 billion from the discontinued operations. Excluding the effects of the discontinued operations, compared with the prior-year period, cash provided by operating activities decreased by €3.5 billion. This decrease primarily reflects a larger increase in inventories than in the first nine months of 2007, which was mainly related to the intensified development of sales. The production adjustments announced in July for the second half of 2008 only partially compensated for the build up of inventories. In addition, cash provided by operating activities decreased as a result of the rise in inventory-related receivables from financial services, which was mainly caused by the refinancing of dealers’ inventories. Higher research and development expenditure, mainly related to new technologies for the reduction of CO2 emissions, also reduced cash provided by operating activities. Positive effects compared with the prior-year period resulted in particular from the higher increase in trade payables, lower payments for staff-reduction actions and lower tax payments in Germany.

The cash flows from investing activities in the first nine months of 2008 resulted in a net cash outflow of €7.3 billion, compared with a net cash inflow of €20.8 billion in the prior-year period. During that period, there were cash inflows from the transfer of the Chrysler business (€22.6 billion) and cash outflows from the discontinued activities (€2.9 billion). Further, the prior-year figure was impacted by cash inflows from the transfer of EADS shares (€3.5 billion), and from the sale of real estate by Mitsubishi Fuso Truck and Bus Corporation (€1.0 billion). The first nine months of 2008 were generally less affected by extraordinary transactions; the cash inflow of €1.3 billion from the sale of real estate at Potsdamer Platz was offset by payments made for the acquisition of an equity interest in Tognum (€0.7 billion) and by the granting of a loan to Chrysler (€1.0 billion). Investments by the continuing operations in property, plant and equipment (€2.5 billion) and intangible assets (€1.0 billion) were higher than in the prior-year period. The main areas of investment at Mercedes-Benz Cars were related to the new E-Class and the CLK, which will be launched next year. The important investment projects at the Daimler Trucks division were in the area of truck platforms and global engines. The purchase and sale of securities, which are attributable to liquidity management, led to a cash outflow of €0.5 billion in the first nine months of this year compared with a cash inflow of €4.0 billion during the prior-year period. The expansion of leasing and sales financing led to an increase in the cash outflow from investing activities in the financial services business.

Cash used for financing activities amounted to €4.5 billion (Q1-3 2007: €19.5 billion). In addition to the dividend for the year 2007 (€1.9 billion), this was primarily related to the continuation of the share buyback (€4.1 billion). Borrowing and the repayment of financing liabilities resulted in a cash inflow of €1.6 billion (net). As a result of Group financing, we issued bonds in a total amount of €5.8 billion during the first nine months of 2008, and in the third quarter we issued a promissory note loan, for the first time, in an amount of €0.9 billion. In this context, we primarily made use of capital markets in the euro zone and in Japan.

Cash and cash equivalents with an original maturity of three months or less were €7.3 billion lower than at December 31, 2007, after taking exchange-rate effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, was reduced by €6.9 billion to €10.2 billion. At December 31, 2007, total liquidity had been exceptionally high as a result of the transfer of a majority interest in Chrysler. With the reduction of liquidity, a level appropriate to the Daimler Group was achieved, with due consideration of the current capital market situation.

The free cash flow of the industrial business decreased significantly by €6.0 billion to minus €0.3 billion.

The reduction in the free cash flow was primarily due to the fact that the cash inflows last year from the transfer of EADS shares (€3.5 billion) and from the sale of real estate by Mitsubishi Fuso Truck and Bus Corporation (€1.0 billion) were higher than the cash inflow this year from the sale of real estate at Potsdamer Platz (€1.3 billion). In addition, the free cash flow in the first nine months of 2008 was reduced by the acquisition of an equity interest in Tognum (€0.7 billion), the granting of a loan to Chrysler (€1.0 billion) and by the development of inventories. However, there were positive effects on the free cash flow in particular from the discontinued activities, which had negatively impacted the free cash flow in 2007. Business developments at Mercedes-Benz Vans and Daimler Buses also had positive effects.

Free cash flow of the industrial business

Amounts in millions of €	Q1-3 2008	Q1-3 2007	08/07 change

Cash provided by operating activities	798	4,943	(4,145)
Cash provided (used for) investing activities	(1,307)	26,173	(27,480)
Changes in cash (> 3 months) and marketable securities included in liquidity	200	(2,332)	2,532
Discharge of internal receivables due from Chrysler less cash outflows	—	(23,109)	23,109
Free cash flow of the industrial business	(309)	5,675	5,984

The net liquidity of the industrial business decreased by €6.2 billion to €6.7 billion.

Net liquidity of the industrial business

Amounts in millions of €	Sept. 30, 2008	Dec. 31, 2007	08/07 change

Cash and cash equivalents	6,687	14,894	(8,207)
Marketable securities and term deposits	1,826	1,276	550
Liquidity	8,513	16,170	(7,657)
Financing liabilities	(3,317)	(5,019)	1,702
Market valuation and currency hedges for financing liabilities	1,537	1,761	(224)
Net liquidity	6,733	12,912	(6,179)

The reduction is mainly a result of the share buyback, the payment of the dividend for the year 2007 and the negative free cash flow.

Net debt at Group level, which is primarily related to the refinancing of the leasing and sales-financing business, increased by €9.6 billion compared with December 31, 2007. In addition to the effects from the industrial business, this was mainly due to the expansion of the leasing and sales-financing business.

Net debt of the Daimler Group

Amounts in millions of €	Sept. 30, 2008	Dec. 31, 2007	08/07 change

Cash and cash equivalents	8,288	15,631	(7,343)
Marketable securities and term deposits	1,913	1,424	489
Liquidity	10,201	17,055	(6,854)
Financing liabilities	(57,465)	(54,967)	(2,498)
Market valuation and currency hedges for financing liabilities	1,537	1,761	(224)
Net liquidity	(45,727)	(36,151)	(9,576)

Balance sheet structure

Compared with December 31, 2007, the balance sheet total increased by €1.4 billion to €136.5 billion; €0.4 billion of the increase was due to exchange-rate effects. €67.6 billion of the balance sheet total was accounted for by the financial services business, equivalent to 50% of all the Daimler Group’s assets and liabilities (December 31, 2007: €62.0 billion and 46%).

As capital expenditure exceeded depreciation, property, plant and equipment increased by 6% to €15.5 billion. The increase was mainly accounted for by the plants in Germany.

Equipment on operating leases and receivables from financial services increased by 7% to €63.1 billion (December 31, 2007: €58.9 billion). These items’ share of the balance sheet total amounted to 46% at the end of the third quarter (December 31, 2007: 44%).

The investments accounted for using the equity method (€4.4 billion) primarily comprise the carrying values of our equity interests in EADS and Tognum. The increase resulting from the purchase of Tognum shares (€0.7 billion) was offset by the decrease in the book value of the Chrysler investment (€0.9 billion), which resulted from the proportionate share of Chrysler losses. The accumulated losses depleted the book value of the Chrysler investment. Due to losses which exceeded our equity investment, the carrying amount of a loan granted to Chrysler was reduced by €0.2 billion.

Inventories increased by €3.7 billion to €17.8 billion (+26%) and accounted for 13% of the balance sheet total. The increase was mainly due to the more difficult sales development. The associated increase of inventories could only be partially compensated by the announcement in July to reduce the production volume in the second half of the year.

Trade receivables increased by 14% to €7.3 billion and trade liabilities rose by 24% to €8.6 billion. The development was primarily caused by changes in production volumes and unit sales during the year.

Other financial assets (€8.9 billion) include the loan of US$1.5 billion (€1,049 million) granted to Chrysler in the second quarter, which is due to be repaid in February 2014. This item also includes securities held for the purpose of liquidity management and assets related to derivative financial instruments.

Compared with December 31, 2007, cash and cash equivalents decreased by €7.3 billion to €8.3 billion. This change partially reflects the cash outflow from the share buyback programs, which were continued in 2008 (€4.1 billion), and the dividend payout in April (€1.9 billion). Total liquidity had been extremely high at December 31, 2007 following the transfer of a majority interest in Chrysler. Due to the reduction in cash and cash equivalents, liquidity reached a level appropriate to the Daimler Group, taking into consideration the current situation in the capital markets.

With the conclusion of the sale of land and buildings at Potsdamer Platz in Berlin on February 1, 2008, the “assets held for sale” of €0.9 billion that were separately reported at the end of 2007 were derecognized. In 2008, the Group received a cash inflow of €1.3 billion from this transaction.

Provisions amounted to 14% of the balance sheet total. They primarily comprise warranty, personnel and pension obligations, and at €19.7 billion were similar to the level at December 31, 2007. A decrease caused by the positive development of warranty costs was offset by an increase in provisions for pensions and taxes.

Financing liabilities (€57.5 billion) increased compared with the end of 2007 and accounted for 42% of the balance sheet total (December 31, 2007: 41%). The increase was primarily a result of the expansion of the leasing and sales-financing business. The liabilities from customer deposits in the direct banking business at Mercedes-Benz Bank increased by €1.3 billion.

Other financial liabilities decreased by €0.5 billion (-5%) to €9.7 billion.

The Group’s equity decreased by €3.8 billion compared with December 31, 2007. The net profit of €2.9 billion only partially offset the share buybacks and the dividend payout for 2007. The equity ratio was 25.2% at September 30, 2008 (December 31, 2007: 26.9%). The equity ratio for the industrial business was 43.1% (December 31, 2007: 43.7%). The equity ratios at December 31, 2007 are adjusted by the dividend payment for the year 2007.

Workforce

At the end of the third quarter of 2008, Daimler employed 275,535 people worldwide (end of Q3 2007: 271,961). Of that total, 168,667 were employed in Germany (end of Q3 2007: 166,971).

Share buyback program

As part of the share buyback program, 28 million Daimler shares were bought back during the third quarter for a total of €1.1 billion.

Daimler Trucks considers acquisition of equity interest in Russian truck manufacturer Kamaz

Within the context of its growth strategy in the BRIC countries, Daimler Trucks is investigating various possibilities of entering the Russian volume market. In addition to the option of building a new factory for the local assembly of Daimler Trucks, the acquisition of an equity interest in the Russian truck manufacturer Kamaz is also being considered.

Discussions on the transfer of Chrysler shares

In September, Daimler confirmed that it was holding discussions with Cerberus Capital Management concerning the transfer of the 19.9% equity interest in Chrysler Holding LLC.

Events after the end of Q3 2008

On October 14, 2008, the Board of Management of Daimler AG approved a wide-ranging plan to optimize and restructure the business operations of Daimler Trucks North America. The Group has thus reacted to ongoing weak demand in the entire industry and structural changes in key core markets. The planned actions include the discontinuation of the Sterling Trucks product range as well as the consolidation of the production network and an adjustment of capacities, entailing a workforce reduction of up to 3,500 persons. These actions should result in annual savings of US$900 million as of the year 2011. Total expenses of US$600 million are anticipated for this restructuring, of which US$350 million is likely to be recognized in the fourth quarter of 2008, US$150 million in 2009 and US$100 million in the years 2010 and 2011.

Outlook

In light of the worsened financial market crisis and the resulting impact on future economic developments, forecasts are connected with a high degree of uncertainty in the current environment. In addition, it is not yet possible to reliably assess how quickly the action plans announced by various governments will contribute to the stabilization of markets for financial services and goods.

The statements made in the Outlook section of this Interim Report are based on the current assumptions of the Daimler management. In turn, these assumptions are based on the expectations for general economic developments described below. Expectations for future business developments reflect the opportunities and risks arising from prevailing market conditions and competitive situations.

With regard to existing opportunities and risks, we refer to the statements made in our Annual Report 2007 and the notes on forward-looking statements at the end of this Management Report. During the year 2008 to date, and particularly in the third quarter, risks have increased substantially due to the financial market crisis, which has meanwhile spread to the entire global banking system and has caused substantial share-price falls on all major stock exchanges. As a result, the macroeconomic outlook has worsened significantly. On the other hand, prices of crude oil and other important raw materials fell during the third quarter, but some of these prices are still at very high levels. Currencies important to Daimler were highly volatile against the euro.

Daimler assumes that the development of the world economy will slow down significantly in full-year 2008 compared with 2007, due to the current financial market turmoil. All the available leading indicators suggest that the months ahead will be particularly difficult, especially in the industrialized countries. Investor and consumer uncertainty is hindering investment and consumption, particularly in the three major markets of Western Europe, the United States and Japan, so that the risk of even more unfavorable economic developments has increased perceptibly.

For full-year 2008, Daimler assumes that the worldwide market for motor vehicles will be significantly smaller than in 2007. Automotive markets will remain generally robust in the emerging economies of Asia, Eastern Europe and South America, although demand will develop less dynamically than in recent years. In the industrialized countries, however, overall demand will be far lower than last year.

Significantly fewer cars are likely to be sold in Western Europe than in 2007, with double-digit drops in some major markets, while the German market is expected to remain flat. The tense situation of the US economy will have severe consequences for the US automotive market. Demand for cars and light trucks will drop significantly this year. The Japanese car market is unlikely to match its prior-year volume. Due to unfavorable economic developments, the slowdown in growth in demand for cars is expected to continue in many emerging markets in the coming months.

Markets for commercial vehicles are unlikely to entirely escape this development, with a further weakening of demand expected for the major markets of the United States, Western Europe and Japan. The Western European market will be smaller than in 2007 as a result of the difficult economic situation. As a result of a massive downturn in investment following the current financial turmoil, during the rest of the year a significant drop in demand is also anticipated for the segment of heavy trucks, which could offset the growth achieved in the year to date. We expect a further substantial drop in sales across all truck segments in the United States. Demand for commercial vehicles is likely to fall also in Japan. We continue to anticipate strong growth in the emerging markets, however.

As a result of the negative market development and adjustments to its production program, Mercedes-Benz Cars expects unit sales to be similar to the prior-year level. There will be positive impetus from the full availability of the new C-Class sedan and station wagon and the new smart fortwo, as well as from the A- and B-Class, the CLS, SLK, SL and the CLC, which were all newly launched or refreshed during the year 2008. The launch of the refreshed M-Class and especially the new GLK will provide additional sales momentum also in the following year. However, for lifecycle reasons we anticipate lower unit sales of the E-Class, which is in its last full model year.

Against the backdrop of massive turmoil on financial markets and the resulting effects on economic developments in the industrialized countries, including falls in unit sales in major markets (in some cases of double-digit percentages) and requiring revaluations of vehicles’ residual values, the previous earnings forecasts for 2008 can no longer be achieved. We now assume that the division will achieve EBIT in the magnitude of €2.5 billion and a return on sales of approximately 5% in 2008; charges of €449 million from the revaluation of leased vehicles’ residual values are included therein.

Daimler Trucks anticipates higher unit sales in 2008 than in the prior year. This growth is primarily based on the positive development of unit sales in some important markets such as Brazil, Indonesia and the Middle East. Growth in unit sales is also indicated for Eastern Europe for full year 2008, but is expected to return to a more moderate level. This means that after six above-average years, the European market for commercial vehicles is coming down to normal levels once again. For the US and Japanese markets, we assume that our unit sales will once again be below the volumes of the prior year.

Growth in unit sales will be partially offset by higher raw-material costs and the weak US economy. On this basis, we expect the division to post EBIT of approximately €1.7 billion in the full year. This includes charges of approximately €230 million related to the repositioning of Daimler Trucks North America.

Despite the difficult economic environment, Mercedes-Benz Vans assumes that its unit sales will surpass the level of 2007. Daimler Buses expects to post record unit sales once again this year.

Daimler Financial Services assumes that it will achieve a return on equity of approximately 14% in full-year 2008. A moderate increase in contract volume is expected compared with the end of 2007.

We anticipate a slight decrease in the Daimler Group’s total revenue in full-year 2008 (2007: €99.4 billion).

The number of employees at the end of 2008 is expected to be similar to the number a year earlier.

The Group is steadily continuing the efficiency-improving programs it has initiated in all areas.

On the basis of the divisions’ projections, in 2008 we expect the Daimler Group to post EBIT from ongoing operations of more than €6 billion. This does not include special items from the reassessment of leased vehicles’ residual values at Mercedes-Benz Cars, the sale of real estate (Potsdamer Platz), the transfer of EADS shares, the restructuring of Daimler Trucks North America and the new management model, as well as effects relating to Chrysler. However, in view of the current turmoil of financial and automotive markets, our forecasts are connected with a high degree of uncertainty.

Despite the ongoing financial market crisis, the Group has a solid financial position, which should also remain stable throughout the rest of the year. We intend to continue basing our corporate financing on a broad spectrum of financial instruments, including bonds and commercial paper as well as bank loans and asset backed securities. Borrowed funds are primarily applied to refinance our financial services business.

Forward-looking statements in this Interim Report:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may/might,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow growth of the global economy, especially in industrialized countries; the effects of the financial crisis, which could result in weaker demand for our products particularly in the U.S. and Europe but also in the emerging markets; changes in currency exchange rates and interest rates; increasing risk of inflation; the introduction of competing products and the possible lack of acceptance of our products or services; price increases for fuel, raw materials and precious metals; the disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial-vehicle markets experience a sustained weakness in demand for a longer period than expected; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Mercedes-Benz Cars

Unit sales down by 6% compared to prior-year quarter

Tenth anniversary of smart brand

Production start of new four-cylinder diesel engine

EBIT significantly lower at €112 million (Q3 2007: €1,331 million)

Amounts in millions of €	Q3 2008	Q3 2007	Change in %

EBIT	112	1,331	-92
Revenue	11,608	14,077	-18
Unit sales	315,796	337,348	-6
Production	343,368	336,184	+2
Employees (September 30)	98,203	97,835	+0

Unit sales	Q3 2008	Q3 2007	Change in %

Total	315,796	337,348	-6
Western Europe	176,959	198,493	-11
Germany	84,044	87,823	-4
United States	64,866	68,047	-5
Japan	9,649	12,299	-22
Other markets	64,322	58,509	+10

Weaker market environment

In an increasingly difficult market environment in Western Europe, the United States and Japan, Mercedes-Benz Cars sold 315,800 vehicles in the third quarter (-6%). 282,100 Mercedes-Benz brand vehicles were sold (-8%), while sales of the smart brand rose by 20% to 32,300 units. Revenue amounted to €11.6 billion (Q3 2007:  €14.1 billion), while EBIT fell to €112 million (Q3 2007: €1,331 million).

The S-Class defended its worldwide market leadership in the luxury segment, with sales of 23,100 units (Q3 2007: 27,300). For lifecycle reasons, sales of 40,600 E-Class cars were lower than in the prior-year quarter (59,600). The C-Class sedan maintained its leading position in its category: Mercedes-Benz sold a total of 114,700 C-Class models (Q3 2007: 105,500). In the SUV segment, Mercedes-Benz sold 37,600 vehicles of the M-/R-/GL-/G- and GLK-Class (Q3 2007: 46,400). Delivery to customers of the new generation of the M-Class started in the United States in August. Unit sales of the A-Class and B-Class totaled 66,100 vehicles (Q3 2007: 69,100).

Mercedes-Benz Cars sold 177,000 vehicles in Western Europe in the third quarter (Q3 2007: 198,500), with significant decreases in Italy and Spain. Despite the extremely difficult market situation in the USA, unit sales fell by only 5% to 64,900 vehicles, partially due to the launch of the smart in the US market at the beginning of this year. In the third quarter alone, 7,300 of the smart fortwo were sold. In the dynamic Chinese market, Mercedes-Benz Cars once again recorded very strong growth of 46% with sales of 13,600 vehicles (Q3 2007: 9,300).

Production jubilee of smart and premiere of electric drive

At the Hambach plant, the one millionth smart fortwo rolled off the assembly line ten years after its launch. At the beginning of September, we presented the smart fortwo with electric drive. A small series of this vehicle will be produced starting at the end of 2009.

Presentation of S 400 BlueHYBRID

The new Mercedes-Benz S 400 BlueHYBRID was presented to the media in September. This car sets a new benchmark in the luxury segment in terms of efficiency and environmental compatibility, and is the world’s first series-production hybrid model with a lithium-ion battery. With fuel consumption of 7.9 liters per 100 kilometers, it has the lowest CO2 emissions worldwide in the segment of gasoline luxury sedans.

Start of Mercedes-Benz GLK production

Series production of our new SUV, the GLK, started at the Bremen plant during the third quarter. This vehicle is produced on an assembly line together with two models of the C-Class. This allows the production mix to be quickly adapted to changing market requirements.

Production start of new four-cylinder diesel engine

At the Untertürkheim and Kölleda plants, we have started production of the newly developed four-cylinder diesel engine. This engine will also be used in Mercedes-Benz vans, with production volumes reaching more than 500,000 units per annum. This engine will make a significant contribution to the reduction of our fleet’s CO2 emissions.

Q1-3

Amounts in millions of €	Q1-3 2008	Q1-3 2007	Change in %

EBIT	2,476	3,327	-26
Revenue	37,026	38,705	-4
Unit sales	988,057	928,557	+6
Production	1,062,162	948,379	+12
Employees (September 30)	98,203	97,835	+0

Unit sales	Q1-3 2008	Q1-3 2007	Change in %

Total	988,057	928,557	+6
Western Europe	565,710	566,550	-0
Germany	252,832	249,668	+1
United States	200,426	172,807	+16
Japan	27,847	31,609	-12
Other markets	194,074	157,591	+23

Daimler Trucks

Unit sales up by 4%

Mercedes-Benz Actros voted “Truck of the Year 2009”

Mitsubishi Fuso plays leading role with hybrid drive systems

EBIT above prior-year level at €510 million

Amounts in millions of €	Q3 2008	Q3 2007	Change in %

EBIT	510	480	+6
Revenue	7,307	7,007	+4
Unit sales	122,678	117,675	+4
Production	125,756	114,553	+10
Employees (September 30)	80,768	79,874	+1

Unit Sales	Q3 2008	Q3 2007	Change in %

Total	122,678	117,675	+4
Western Europe	24,130	21,922	+10
Germany	12,996	10,229	+27
United States	18,836	18,039	+4
Latin America (excluding Mexico)	16,388	14,542	+13
Asia	38,793	38,782	+0
Other markets	24,531	24,390	+1

Further growth in unit sales and revenue

Although market conditions worsened also in the global truck business, Daimler Trucks increased its unit sales in the third quarter by 4% to 122,700 vehicles. Revenue increased from €7.0 billion to €7.3 billion, while EBIT of €510 million surpassed the level of the prior-year quarter by 6%.

Positive development of unit sales in Brazil and key Asian markets

Trucks Europe/Latin America (Mercedes-Benz) posted repeated growth in unit sales of 12% in the third quarter, selling 47,300 vehicles. Developments were particularly positive in the Middle East (+64%) and Western Europe (+13%), especially in Germany (+26%).

Trucks NAFTA (Freightliner, Sterling, Western Star, Thomas Built Buses) sold 25,800 vehicles. This was 7% more than in the prior-year quarter, although that period had been impacted by very weak sales in the US market. The market recovery anticipated for the second half of this year did not take place.

Despite its stable business outside Japan (+1%), Trucks Asia (Mitsubishi Fuso) was not able to compensate for the ongoing weak demand for trucks in the Japanese market. Total third-quarter unit sales decreased from 51,600 to 49,600 vehicles, reflecting a 17% reduction in sales in Japan to 11,300 units. The international business meanwhile accounts for 77% of total unit sales. Developments were particularly positive in Indonesia (+54%) and Turkey (+42%).

New Mercedes-Benz Actros voted “Truck of the Year 2009”

The new Actros launched in August is continuing the success story of the previous model and has been voted “Truck of the Year 2009” by international trade journalists. At the 62nd International Motor Show (for commercial vehicles) in Hannover in September, in addition to the Actros, we unveiled three trucks with alternative drive systems: the Axor BlueTec Hybrid, the Econic BlueTec Hybrid and the Econic CNG Hybrid.

Mitsubishi Fuso plays leading role with hybrid activities

With ten Fuso Canter Eco Hybrid vehicles, Daimler Trucks started Europe’s biggest fleet test of hybrid trucks in August. The objective is to gain new experience with the 7.5-ton hybrid truck in normal customer use while demonstrating the strong economy of hybrid drive systems. In the same month, Daimler Trucks opened its Global Hybrid Center in Kawasaki, Japan. This facility will serve to focus and synchronize Daimler’s global activities in the development of hybrid drive.

Joint venture with Bosch

In July, we signed an agreement with Bosch on a joint venture under the name of North American Fuel Systems Remanufacturing LLC. This jointly held company will recondition fuel systems and injection systems for the NAFTA market, thus profiting from the expanding business with exchange components in North America.

Q1-3

Amounts in millions of €	Q1-3 2008	Q1-3 2007	Change in %

EBIT	1,521	1,609	-5
Revenue	21,019	21,227	-1
Unit sales	353,215	348,947	+1
Production	362,227	347,033	+4
Employees (September 30)	80,768	79,874	+1

Unit sales	Q1-3 2008	Q1-3 2007	Change in %

Total	353,215	348,947	+1
Western Europe	64,471	61,980	+4
Germany	29,840	28,073	+6
United States	60,015	76,917	-22
Latin America (excluding Mexico)	46,300	39,672	+17
Asia	112,120	104,235	+8
Other markets	70,309	66,143	+6

Daimler Financial Services

Contract volume above prior-year level

Start of financial services business in Romania

Major order for truck financing in the United States

EBIT of €173 million (Q3 2007: €87 million)

Amounts in millions of €	Q3 2008	Q3 2007	Change in %

EBIT	173	87	+99
Revenue	2,328	2,213	+5
New business	7,680	6,435	+19
Contract volume	63,890	57,572	+11
Employees (September 30)	7,097	6,727	+6

Contract volume above prior-year level

The Daimler Financial Services division expanded its worldwide contract volume by 11% to €63.9 billion in the third quarter. Compared with the prior year, 15 additional companies were consolidated for the first time, most of them in Eastern Europe and Asia. Without this effect and adjusted for exchange-rate effects, the increase was 9%. Compared with the prior-year period, new business increased by 19% to €7.7 billion; adjusted growth amounted to 18%. Third-quarter EBIT increased from €87 million to €173 million.

Positive business development in Europe, Africa and Asia/Pacific

In the Europe, Africa and Asia/Pacific region, contract volume of €37.6 billion at the end of the third quarter was 12% higher than a year earlier.

Mercedes-Benz Bank in Germany expanded its leasing and financing contract volume from €16.2 billion to €16.8 billion, and customers’ funds invested with the bank rose sharply by 38% from €3.9 billion to €5.4 billion.

In September, Daimler Financial Services started business operations in Romania. Under the name of Mercedes-Benz Financial Services Romania, the new company will provide private and business customers with loans, leasing and insurance. The product offering applies to new and used cars and commercial vehicles. Mercedes-Benz dealers in Romania will now be able to offer their customers a full range of automotive financial services from one source.

Major order for Daimler Truck Financial in the United States

In the North and South America region, contract volume amounted to €26.3 billion at the end of the third quarter of 2008 (Q3 2007: €24.2 billion). Adjusted for exchange-rate effects, the portfolio grew by 11%.

The Truck Financial business unit in the United States received an order to finance environmentally friendly commercial vehicles in the context of the Clean Truck Program of the Los Angeles and Long Beach harbors. The financing volume will cover approximately 10,000 trucks, mainly of Daimler Group brands. The program aims to gradually replace old trucks with new vehicles by 2011, so that air pollution can be significantly reduced in the area of the two major ports.

Q1-3

Amounts in millions of €	Q1-3 2008	Q1-3 2007	Change in %

EBIT	524	521	+1
Revenue	6,802	6,460	+5
New business	22,107	20,550	+8
Contract volume	63,890	57,572	+11
Employees (September 30)	7,097	6,727	+6

Vans, Buses, Other

Slightly higher unit sales at Mercedes-Benz Vans

Increase in unit sales of 15% at Daimler Buses

EBIT of €-100 million (Q3 2007: €319 million)

Amounts in millions of €	Q3 2008	Q3 2007	Change in %

EBIT	(100)	319	—
Revenue segment	3,735	3,557	+5
Vans	2,388	2,383	+0
Buses	1,202	990	+21
Unit sales Vans	73,241	72,576	+1
Unit sales Buses	10,810	9,374	+15

The Vans, Buses, Other segment primarily comprises the Mercedes-Benz Vans and Daimler Buses units and our equity interests in Chrysler Holding LLC, EADS and Tognum. Those equity interests are included in our quarterly financial statements with a three-month time lag. The third-quarter EBIT of the Vans, Buses, Other segment amounted to €-100 million (Q3 2007: €319 million).

Mercedes-Benz Vans

Despite difficult market conditions, Mercedes-Benz Vans increased its third-quarter unit sales by 1% to 73,200 vehicles.

Worldwide unit sales of Sprinters reached the figure of 49,900 vehicles, thus surpassing the record set in the third quarter of last year by 2%. The figure of 22,500 Vito/Viano models sold was also slightly above the record prior-year figure (+0.5%). Unit sales of the Vario were lower than in the third quarter of 2007.

Daimler Buses

Daimler Buses sold 10,800 buses and chassis in the third quarter, surpassing the very high level of the prior-year period by 15%. A strong contribution to this result came from sales in Europe, where we sold 2,300 buses of the Mercedes-Benz and Setra brands (+31%). Unit sales also developed very positively in Mexico (+44%) and South America (+3%).

In September 2008, Active Brake Assist was presented in the new generation of the Mercedes-Benz Travego and the Setra TopClass 400. Also during the third quarter, trade journalists voted the low-floor long-distance bus Setra S 415 NF MultiClass “Bus of the Year 2009,” due in particular to its advanced levels of passenger friendliness. And at the beginning of September, we handed over to a customer the first Mercedes-Benz Intercity Luxury Coach produced by our joint venture with Sutlej Motors in India.

Chrysler

Chrysler LLC sold 447,700 vehicles worldwide in the third quarter of 2008 (Q3 2007: 615,500).

Tognum

Tognum increased its second-quarter revenue by 18% to €790 million. Tognum AG will publish its figures for the third quarter on November 11, 2008.

EADS

The EADS subsidiary, Airbus, delivered 104 airplanes to its customers in the third quarter (Q3 2007: 99), including one A380 to each of Emirates and Qantas. EADS will publish its figures for the third quarter on November 14, 2008.

Q1-3

Amounts in millions of €	Q1-3 2008	Q1-3 2007	Change in %

EBIT	419	2,448	-83
Revenue segment	11,257	9,815	+15
Vans	7,280	6,727	+8
Buses	3,442	2,879	+20
Unit sales Vans	220,496	208,102	+6
Unit sales Buses	31,053	28,014	+11

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Income Q3

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €, except per share amounts	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007
Revenue	23,796	25,681	21,468	23,468	2,328	2,213
Cost of sales	(18,948)	(19,431)	(16,964)	(17,539)	(1,984)	(1,892)
Gross profit	4,848	6,250	4,504	5,929	344	321
Selling expenses	(2,012)	(2,219)	(1,945)	(2,148)	(67)	(71)
General administrative expenses	(1,000)	(953)	(881)	(788)	(119)	(165)
Research and non-capitalized development costs	(789)	(835)	(789)	(835)	—	—
Other operating income (expense), net	49	(231)	40	(237)	9	6
Share of profit (loss) from companies accounted for using the equity method, net	(309)	(69)	(315)	(65)	6	(4)
Other financial expense, net	(139)	(52)	(139)	(52)	—	—
Earnings before interest and taxes (EBIT) (1)	648	1,891	475	1,804	173	87
Interest income (expense), net	110	187	112	189	(2)	(2)
Profit before income taxes	758	2,078	587	1,993	171	85
Income tax expense	(540)	(3,081)	(530)	(3,045)	(10)	(36)
Net profit (loss) from continuing operations	218	(1,003)	57	(1,052)	161	49
Net profit (loss) from discontinued operations	(5)	(530)	(5)	(961)	—	431
Net profit (loss)	213	(1,533)	52	(2,013)	161	480
Minority interest	(13)	(14)
Profit (loss) attributable to shareholders of Daimler AG	200	(1,547)

Earnings (loss) per share for profit (loss) attributable to shareholders of Daimler AG
Basic
Net profit (loss) from continuing operations	0.22	(0.97)
Net profit (loss) from discontinued operations	(0.01)	(0.50)
Net profit (loss)	0.21	(1.47)
Diluted
Net profit from continuing operations	0.22	(0.97)
Net profit (loss) from discontinued operations	(0.01)	(0.50)
Net profit (loss)	0.21	(1.47)

(1) EBIT includes expenses from the compounding of provisions (2008: €106 million; 2007: €105 million).

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Income Q1-3

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €, except per share amounts	Q1-3 2008	Q1-3 2007	Q1-3 2008	Q1-3 2007	Q1-3 2008	Q1-3 2007
Revenue	72,633	72,895	65,831	66,435	6,802	6,460
Cost of sales	(55,775)	(55,533)	(50,078)	(50,201)	(5,697)	(5,332)
Gross profit	16,858	17,362	15,753	16,234	1,105	1,128
Selling expenses	(6,283)	(6,372)	(6,046)	(6,159)	(237)	(213)
General administrative expenses	(2,866)	(2,778)	(2,485)	(2,381)	(381)	(397)
Research and non-capitalized development costs	(2,402)	(2,308)	(2,402)	(2,308)	—	—
Other operating income (expense), net	692	(21)	664	(35)	28	14
Share of profit (loss) from companies accounted for using the equity method, net	(839)	1,610	(849)	1,621	10	(11)
Other financial expense, net	(483)	(176)	(482)	(176)	(1)	—
Earnings before interest and taxes (EBIT) (1)	4,677	7,317	4,153	6,796	524	521
Interest income (expense), net	167	377	174	384	(7)	(7)
Profit before income taxes	4,844	7,694	4,327	7,180	517	514
Income tax expense	(1,879)	(4,539)	(1,721)	(4,307)	(158)	(232)
Net profit from continuing operations	2,965	3,155	2,606	2,873	359	282
Net profit (loss) from discontinued operations	(25)	(867)	(25)	(1,847)	—	980
Net profit	2,940	2,288	2,581	1,026	359	1,262
Minority interest	(96)	(67)
Profit attributable to shareholders of Daimler AG	2,844	2,221

Earnings (loss) per share for profit attributable to shareholders of Daimler AG
Basic
Net profit from continuing operations	2.97	2.96
Net loss from discontinued operations	(0.03)	(0.83)
Net profit	2.94	2.13
Diluted
Net profit from continuing operations	2.96	2.93
Net loss from discontinued operations	(0.03)	(0.82)
Net profit	2.93	2.11

(1) EBIT includes expenses from the compounding of provisions (2008: €320 million; 2007: €312 million).

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Consolidated Balance Sheets

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	At Sept. 30, 2008 (unaudited)	At Dec. 31, 2007	At Sept. 30, 2008 (unaudited)	At Dec. 31, 2007 (unaudited)	At Sept. 30, 2008 (unaudited)	At Dec. 31, 2007 (unaudited)
Assets
Intangible assets	5,641	5,202	5,560	5,128	81	74
Property, plant and equipment	15,529	14,650	15,461	14,600	68	50
Equipment on operating leases	19,943	19,638	8,248	8,186	11,695	11,452
Investments accounted for using the equity method	4,410	5,034	4,369	4,845	41	189
Receivables from financial services	25,660	22,933	—	—	25,660	22,933
Other financial assets	2,810	3,044	2,634	2,817	176	227
Deferred tax assets	2,139	1,882	1,886	1,613	253	269
Other assets	565	480	392	339	173	141
Total non-current assets	76,697	72,863	38,550	37,528	38,147	35,335
Inventories	17,755	14,086	17,273	13,604	482	482
Trade receivables	7,272	6,361	6,983	6,135	289	226
Receivables from financial services	17,504	16,280	—	—	17,504	16,280
Cash and cash equivalents	8,288	15,631	6,687	14,894	1,601	737
Other financial assets	6,086	6,583	(1,038)	77	7,124	6,506
Other assets	2,855	2,368	418	(68)	2,437	2,436
Sub-total current assets	59,760	61,309	30,323	34,642	29,437	26,667
Assets held for sale (Potsdamer Platz)	—	922	—	922	—	—
Total current assets	59,760	62,231	30,323	35,564	29,437	26,667
Total assets	136,457	135,094	68,873	73,092	67,584	62,002

Equity and liabilities
Share capital	2,768	2,766
Capital reserves	10,235	10,221
Retained earnings	20,855	22,656
Other reserves	318	1,075
Treasury shares	(1,378)	—
Equity attributable to shareholders of Daimler AG	32,798	36,718
Minority interest	1,652	1,512
Total equity	34,450	38,230	29,714	33,840	4,736	4,390
Provisions for pensions and similar obligations	4,137	3,852	3,963	3,686	174	166
Provisions for income taxes	1,932	1,761	1,932	1,761	—	—
Provisions for other risks	5,940	6,129	5,811	5,984	129	145
Financing liabilities	31,921	31,867	9,434	11,905	22,487	19,962
Other financial liabilities	1,536	1,673	1,439	1,515	97	158
Deferred tax liabilities	1,515	673	(1,929)	(2,091)	3,444	2,764
Deferred income	1,854	1,855	1,342	1,351	512	504
Other liabilities	99	114	93	114	6	—
Total non-current liabilities	48,934	47,924	22,085	24,225	26,849	23,699
Trade payables	8,585	6,939	8,325	6,730	260	209
Provisions for income taxes	690	548	(1,067)	(1,180)	1,757	1,728
Provisions for other risks	6,990	7,272	6,780	7,026	210	246
Financing liabilities	25,544	23,100	(6,117)	(6,886)	31,661	29,986
Other financial liabilities	8,117	8,442	6,841	7,329	1,276	1,113
Deferred income	1,452	1,341	807	777	645	564
Other liabilities	1,695	1,272	1,505	1,205	190	67
Sub-total current liabilities	53,073	48,914	17,074	15,001	35,999	33,913
Liabilities held for sale (Potsdamer Platz)	—	26	—	26	—	—
Total current liabilities	53,073	48,940	17,074	15,027	35,999	33,913
Total equity and liabilities	136,457	135,094	68,873	73,092	67,584	62,002

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Unaudited Consolidated Statements of Changes in Equity

				Other reserves
Amounts in millions of €	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available- for-sale	Derivative financial instruments	Treasury shares	Equity attributable to shareholders of Daimler AG	Minority interests	Total equity

Balance at January 1, 2007	2,673	8,613	23,702	382	544	1,011	—	36,925	421	37,346
Net profit	—	—	2,221	—	—	—	—	2,221	67	2,288
Income (expenses) recognized directly in equity	—	—	—	(565)	(151)	(261)	—	(977)	7	(970)
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	15	104	—	119	1	120
Total income (expense) for the period	—	—	2,221	(565)	(136)	(157)	—	1,363	75	1,438
Dividends	—	—	(1,542)	—	—	—	—	(1,542)	(32)	(1,574)
Share-based payments	—	131	—	—	—	—	—	131	—	131
Issue of new shares	76	1,199	—	—	—	—	—	1,275	5	1,280
Acquisition of treasury shares	—	—	—	—	—	—	(1,064)	(1,064)	—	(1,064)
Issue of treasury shares	—	—	—	—	—	—	16	16	—	16
Retirement of own shares	—	—	(872)	—	—	—	872	—	—	—
Other	—	17	—	—	—	—	—	17	1,041	1,058
Balance at September 30, 2007	2,749	9,960	23,509	(183)	408	854	(176)	37,121	1,510	38,631

Balance at January 1, 2008	2,766	10,221	22,656	(418)	319	1,174	—	36,718	1,512	38,230
Net profit	—	—	2,844	—	—	—	—	2,844	96	2,940
Income (expenses) recognized directly in equity	—	—	—	(60)	(175)	(737)	—	(972)	123	(849)
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	3	212	—	215	(34)	181
Total income (expense) for the period	—	—	2,844	(60)	(172)	(525)	—	2,087	185	2,272
Dividends	—	—	(1,928)	—	—	—	—	(1,928)	(77)	(2,005)
Share-based payments	—	(18)	—	—	—	—	—	(18)	—	(18)
Issue of new shares	2	18	—	—	—	—	—	20	10	30
Acquisition of treasury shares	—	—	—	—	—	—	(4,127)	(4,127)	—	(4,127)
Issue of treasury shares	—	—	—	—	—	—	32	32	—	32
Retirement of own shares	—	—	(2,717)	—	—	—	2,717	—	—	—
Other	—	14	—	—	—	—	—	14	22	36
Balance at September 30, 2008	2,768	10,235	20,855	(478)	147	649	(1,378)	32,798	1,652	34,450

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Unaudited Consolidated Statements of Cash Flows

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	Q1-3 2008	Q1-3 2007	Q1-3 2008	Q1-3 2007	Q1-3 2008	Q1-3 2007

Net profit adjusted for	2,940	2,288	2,581	1,026	359	1,262
Depreciation and amortization	4,046	6,583	2,246	3,386	1,800	3,197
Other non-cash expense and income	2,013	2,591	1,479	2,228	534	363
Gains on disposals of assets	(692)	(1,061)	(679)	(1,046)	(13)	(15)
Change in operating assets and liabilities
– Inventories	(3,666)	(2,538)	(3,639)	(2,432)	(27)	(106)
– Trade receivables	(846)	(167)	(774)	(149)	(72)	(18)
– Trade payables	1,589	1,052	1,538	1,072	51	(20)
– Inventory-related receivables from financial services	(666)	1,334	(666)	1,334	—	—
– Other operating assets and liabilities	(124)	1,109	(1,288)	(476)	1,164	1,585
Cash provided by operating activities	4,594	11,191	798	4,943	3,796	6,248
Purchase of equipment on operating leases	(4,098)	(9,818)	—	—	(4,098)	(9,818)
Proceeds from disposals of equipment on operating leases	2,296	3,951	—	—	2,296	3,951
Additions to property, plant and equipment	(2,484)	(3,657)	(2,444)	(3,632)	(40)	(25)
Additions to intangible assets	(1,020)	(899)	(1,006)	(889)	(14)	(10)
Proceeds from disposals of property, plant and equipment and intangible assets	1,430	1,201	1,423	1,167	7	34
Investments in businesses	(737)	(32)	(736)	(32)	(1)	—
Proceeds from disposals of businesses	497	3,584	443	3,584	54	—
Change in wholesale receivables	(239)	(33)	363	(2,208)	(602)	2,175
Cash inflows related to the sale of the Chrysler activities	—	22,594	—	23,994	—	(1,400)
Investments in retail receivables	(9,302)	(16,952)	8,070	7,157	(17,372)	(24,109)
Collections on retail receivables	7,673	15,945	(6,016)	(5,477)	13,689	21,422
Proceeds from sale of retail receivables	—	2,247	—	—	—	2,247
Acquisition of securities (other than trading)	(7,438)	(7,096)	(7,438)	(7,119)	—	23
Proceeds from sales of securities (other than trading)	6,979	11,140	6,876	11,140	103	—
Change in other cash	(811)	(1,345)	(842)	(1,512)	31	167
Cash provided by (used for) investing activities	(7,254)	20,830	(1,307)	26,173	(5,947)	(5,343)
Change in financing liabilities	1,597	(18,126)	(1,365)	(15,784)	2,962	(2,342)
Dividends paid (including profit transferred from subsidiaries)	(2,005)	(1,574)	(1,976)	(1,342)	(29)	(232)
Proceeds from issuance of share capital (including minority interest)	62	1,298	(20)	1,183	82	115
Purchase of treasury shares	(4,127)	(1,064)	(4,127)	(1,064)	—	—
Cash provided by (used for) financing activities	(4,473)	(19,466)	(7,488)	(17,007)	3,015	(2,459)
Effect of currency exchange-rate changes on cash and cash equivalents	(210)	(670)	(210)	(637)	—	(33)
Net increase (decrease) in cash and cash equivalents	(7,343)	11,885	(8,207)	13,472	864	(1,587)
Cash and cash equivalents at the beginning of the period	15,631	8,409	14,894	6,060	737	2,349
Cash and cash equivalents at the end of the period	8,288	20,294	6,687	19,532	1,601	762

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Notes to the Unaudited Interim Consolidated Financial Statements

1. Presentation of the Interim Consolidated Financial Statements

General. These unaudited interim consolidated financial statements (“interim financial statements”) of Daimler AG and its subsidiaries (“Daimler” or the “Group”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.”

Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. Daimler AG is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstraße 137, 70327 Stuttgart, Germany.

The interim financial statements of the Daimler Group are presented in euros (€).

All significant inter-company accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations, the financial position, and the cash flows of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or for the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2007 audited IFRS consolidated financial statements and notes thereto which were published on February 27, 2008 and which were included in Daimler’s 2007 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). The accounting policies applied by the Group in these interim financial statements are the same as those applied in the audited IFRS consolidated financial statements as at and for the year ended December 31, 2007.

Commercial practices with respect to certain products manufactured by Daimler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are significantly influenced by the activities of its financial services business. To enhance the readers’ understanding of the Group’s consolidated financial statements, the accompanying financial statements present, in addition to the unaudited consolidated financial statements, unaudited information with respect to the results of operations, financial position and cash flows of the Group’s industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations, financial position and cash flows of the Group’s industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have generally been allocated to the industrial business columns.

The preparation of interim financial statements in conformity with IFRS requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amount of revenue and expenses for the period. Actual amounts could differ from those estimates.

IFRS issued but not yet adopted. In May 2008, the International Accounting Standards Board published its omnibus standard for improvements to IFRS. Daimler will determine the expected effect on its consolidated financial statements of these improvements. An early adoption is not intended.

Discontinued operations. The operating activities of the Chrysler Group and the related financial services business in North America, the result from the deconsolidation of the Chrysler activities and adjustments of this result are presented as discontinued operations in the Group’s consolidated statements of income (see Note 2).

2. Acquisitions, dispositions and discontinued operations

Tognum. In the three- and nine-month periods ended September 30, 2008, the Group acquired a 0.85% and 25.35% stake in Tognum AG. The acquisition costs amounted to €658 million in cash. The Group accounts for its equity interest in Tognum using the equity method and allocates the results to Vans, Buses, Other.

Chrysler. Net loss from discontinued operations is comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
Amounts in millions of €	2008	2007	2008	2007

Revenue	—	4,059	—	30,037
Cost of sales	—	(3,172)	—	(26,410)
Selling expenses	—	(292)	—	(1,579)
General administrative expenses	—	(163)	—	(1,172)
Research and non-capitalized development costs	—	(68)	—	(647)
Other income and other expenses, net	—	(42)	—	(714)
Income (loss) before income taxes	—	322	—	(485)
Income tax (expense) benefit	—	(102)	—	368
Income (loss) of Chrysler activities, net of taxes	—	220	—	(117)
Loss from deconsolidation before income taxes	(6)	(693)	(77)	(693)
Income tax (expense) benefit	1	(57)	52	(57)
Loss from deconsolidation, net of taxes	(5)	(750)	(25)	(750)
Net loss from discontinued operations	(5)	(530)	(25)	(867)

Net loss from discontinued operations for the three- and nine-month periods ended September 30, 2008 reflects adjustments of the result from the deconsolidation of the Chrysler activities. Included in net loss from discontinued operations for the three- and nine-month periods ended September 30, 2007 are income of €13 million and charges of €906 million before income taxes in connection with Chrysler’s Recovery and Transformation Plan, which was announced on February 14, 2007.

The cash flows attributable to discontinued operations for the nine months ended September 30, 2007, are as follows:

Amounts in millions of €
Cash flow from operating activities	3,064
Cash flow from investing activities	(2,875)
Cash flow from financing activities	(2,655)

The amounts of certain guarantees for the benefit of Chrysler which continue to be outstanding decreased in the nine months ended September 30, 2008, as expected, by US$0.6 billion to US$0.5 billion. The related collateral provided by Chrysler on an escrow account was reduced by US$0.2 billion to US$0.3 billion.

In the nine months ended September 30, 2008, the Group recorded an impairment charge of €168 million as a result of a decline in the value of an asset, whose future cash flows are contingent upon the occurrence of certain events, in particular the development of residual values of leased Chrysler vehicles. As a result, this asset was completely impaired.

In the second quarter of 2008, a subsidiary of Chrysler Holding LLC drew down the entire credit line of US$1.5 billion subordinated debt committed by Daimler in connection with the transfer of the majority of the Chrysler Group and the related financial services business. Daimler initially recorded the subordinated loan at its notional amount reflecting its fair value at the date the loan was originally committed and subsequently measured it in accordance with the effective interest method.

Potsdamer Platz. The closing of the sale of real-estate properties at Potsdamer Platz to the SEB Group on February 1, 2008, resulted in a cash inflow of €1.4 billion (thereof €0.1 billion in 2007). The sale transaction positively affected the EBIT of Vans, Buses, Other by €449 million in the nine months ended September 30, 2008.

3. Investments accounted for using the equity method

As of September 30, 2008, the European Aeronautic Defence and Space Company EADS N.V. (“EADS”) and Chrysler Holding LLC (“Chrysler”) were the most significant investees accounted for using the equity method. The Group principally includes its proportionate share in the income (loss) of these companies with a time lag of three months and allocates the results to Vans, Buses, Other. Daimler’s proportionate share in the income (loss) of these investments is shown in the Group’s consolidated statements of income within share of profit (loss) from companies accounted for using the equity method, net.

EADS. Daimler’s proportionate share in the results of EADS for the three- and nine-month periods ended September 30, 2008 was €(8) million and €46 million (2007: €(20) million and €240 million) including investor-level adjustments. The carrying amount of the Group’s investment in EADS at September 30, 2008 was €3,226 million (December 31, 2007: €3,442 million).

In connection with the securities lending agreement and option contracts entered into in 2004 concerning an approximate 3% equity interest in EADS shares, the Group exercised further option rights in the first nine months of 2008 and irrevocably transferred an approximate 2% equity interest in EADS to third parties. From this transaction, Daimler realized a loss of €7 million before income taxes in the third quarter of 2008 and a gain of €130 million before income taxes for the nine months ended September 30, 2008. In the three- and nine-month periods ended September 30, 2007, the mark-to-market valuation of the option rights resulted in unrealized gains before income taxes of €37 million and €75 million, respectively.

As a result of the settlement of the forward transaction contracted in April 2006 with several financial institutions and the transfer of a 7.5% equity interest in EADS, the Group realized a gain of €762 million before income taxes in the first nine months of 2007 (including a gain from the realization of derivatives of €49 million).

In March 2007, a subsidiary of Daimler which holds Daimler’s 22.5% interest in EADS issued equity interests to investors in exchange for €1,554 million of cash, resulting in a gain of €724 million before income taxes in the nine months ended September 30, 2007. The newly issued equity interest can be converted by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or cash equal to the then fair value of that interest in EADS. This transaction did not reduce Daimler’s equity interest in EADS on which the Group bases its at-equity accounting. As a result of this transaction, the Group reports a minority interest in its consolidated balance sheet representing the investor’s ownership in the consolidated subsidiary that issued the equity interest. The amount reported as minority interest reflects the investor’s 33% share in the net assets of that subsidiary.

Chrysler. Daimler’s proportionate share in the loss of Chrysler for the three- and nine-month periods ended September 30, 2008 was €351 million and €1,047 million, including investor-level adjustments. The Group’s proportionate share in Chrysler’s loss reduced the carrying amount of its equity investment in Chrysler at September 30, 2008 to zero. The Group’s share in Chrysler’s loss, which exceeded the carrying amount of the equity investment in Chrysler at September 30, 2008, was recorded as a reduction of the carrying amount of the subordinated loan granted to Chrysler on August 3, 2007.

4. Intangible assets

Intangible assets are comprised of the following:

Amounts in millions of €	At Sept. 30, 2008	At Dec. 31, 2007

Goodwill	688	693
Development costs	4,391	3,963
Other intangible assets	562	546
Carrying amount	5,641	5,202

5. Inventories

Inventories are comprised of the following:

Amounts in millions of €	At Sept. 30, 2008	At Dec. 31, 2007

Raw materials and manufacturing supplies	1,981	1,741
Work in progress	2,190	1,907
Finished goods, parts and products held for resale	13,509	10,343
Advance payments to suppliers	75	95
Carrying amount	17,755	14,086

6. Equity

During the nine months period ended September 2008, Daimler purchased 0.5 million Daimler shares for €25 million and re-issued those shares for €25 million in connection with an employee share purchase plan.

In connection with the share buy back program authorized in 2007, the Group repurchased an additional 49.8 million own shares in the first quarter of 2008 that were cancelled in early April 2008.

The shareholders at the Annual Meeting held on April 9, 2008 once again authorized Daimler to acquire, until October 9, 2009, treasury shares for certain predefined purposes up to 10% of the capital stock existing at the time of the resolution of the Annual Meeting; the authorization includes the use of put or call options or a combination thereof. In exercise of the authorization granted, the Board of Management decided to conduct a further share buy back program limited until the next Annual Meeting on April 8, 2009. The Supervisory Board of Daimler AG approved this decision. By September 30, 2008, Daimler AG had repurchased a further 35 million own shares under this program, of which 0.2 million shares were reissued to meet the subscription rights from the exercise of stock options by the Management.

The shareholders at the Annual Meeting also authorized Daimler to distribute a dividend of €1,928 million (€2.00 per share) from the unappropriated earnings for 2007 of Daimler AG. The dividend was paid out on April 10, 2008.

7. Pensions and similar obligations

Defined benefit plans

Net pension cost/(income). The components of net pension cost for the three-month periods ended September 30, 2008 and 2007 were as follows:

	Three months ended September 30, 2008			Three months ended September 30, 2007
Amounts in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans

Current service cost	92	70	22	122	83	39
Interest cost	205	179	26	274	162	112
Expected return on plan assets	(224)	(195)	(29)	(386)	(216)	(170)
Amortization of net actuarial gains	(1)	—	(1)	(13)	—	(13)
Past service cost	—	—	—	3	—	3
Net periodic pension cost/(income)	72	54	18	—	29	(29)
Curtailments and settlements	4	—	4	43	—	43
Net pension cost	76	54	22	43	29	14

The components of net pension cost/(income) for the nine-month periods ended September 30, 2008 and 2007 were as follows:

	Nine months ended September 30, 2008			Nine months ended September 30, 2007
Amounts in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans

Current service cost	262	207	55	495	250	245
Interest cost	613	536	77	1,225	487	738
Expected return on plan assets	(672)	(586)	(86)	(1,767)	(647)	(1,120)
Amortization of net actuarial gains	(1)	—	(1)	(36)	—	(36)
Past service cost	—	—	—	44	—	44
Net periodic pension cost/(income)	202	157	45	(39)	90	(129)
Curtailments and settlements	(2)	—	(2)	114	—	114
Net pension cost/(income)	200	157	43	75	90	(15)

Net pension cost/(income) for the three- and nine-month periods ended September 30, 2007 includes income of €4 million and €72 million attributable to discontinued operations.

Contributions by the employer to plan assets. In the three- and nine-month periods ended September 30, 2008, contributions by Daimler to the Group’s pension plans were €13 million and €37 million.

8. Provisions for other risks

Provisions for other risks are comprised of the following:

	At September 30, 2008			At December 31, 2007
Amounts in millions of €	Current	Non-current	Total	Current	Non-current	Total

Product warranties	2,859	3,265	6,124	3,103	3,495	6,598
Sales incentives	990	4	994	819	11	830
Personnel and social costs	1,064	1,481	2,545	1,419	1,609	3,028
Other	2,077	1,190	3,267	1,931	1,014	2,945
Total provisions for other risks	6,990	5,940	12,930	7,272	6,129	13,401

9. Financing liabilities

Financing liabilities are comprised of the following:

	At September 30, 2008			At December 31, 2007
Amounts in millions of €	Current	Non-current	Total	Current	Non-current	Total

Notes/bonds	10,804	22,550	33,354	10,200	25,461	35,661
Commercial paper	1,761	—	1,761	112	—	112
Liabilities to financial institutions	7,063	8,040	15,103	7,299	5,264	12,563
Deposits from the direct banking business	4,906	533	5,439	3,962	138	4,100
Liabilities from ABS transactions	473	403	876	835	614	1,449
Liabilities from finance leases	45	386	431	62	377	439
Loans, other financing liabilities	492	9	501	630	13	643
Total financing liabilities	25,544	31,921	57,465	23,100	31,867	54,967

10. Segment reporting

Segment information. The segment information presented below for the three- and nine-month periods ended September 30, 2007 does not include amounts related to discontinued operations.

For the three-month periods ended September 30, 2008 and 2007, segment information is as follows:

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated

Three months ended September 30, 2008
Revenue	11,176	6,660	2,241	3,719	23,796	—	23,796
Intersegment revenue	432	647	87	16	1,182	(1,182)	—
Total revenue	11,608	7,307	2,328	3,735	24,978	(1,182)	23,796

Segment profit (loss) (EBIT)	112	510	173	(100)	695	(47)	648

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated

Three months ended September 30, 2007
Revenue	13,689	6,455	2,083	3,454	25,681	—	25,681
Intersegment revenue	388	552	130	103	1,173	(1,173)	—
Total revenue	14,077	7,007	2,213	3,557	26,854	(1,173)	25,681

Segment profit (loss) (EBIT)	1,331	480	87	319	2,217	(326)	1,891

For the nine-month periods ended September 30, 2008 and 2007, segment information is as follows:

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated

Nine months ended September 30, 2008
Revenue	35,903	19,199	6,523	11,008	72,633	—	72,633
Intersegment revenue	1,123	1,820	279	249	3,471	(3,471)	—
Total revenue	37,026	21,019	6,802	11,257	76,104	(3,471)	72,633

Segment profit (loss) (EBIT)	2,476	1,521	524	419	4,940	(263)	4,677

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total segments	Reconciliation	Consolidated

Nine months ended September 30, 2007
Revenue	37,692	19,566	6,104	9,533	72,895	—	72,895
Intersegment revenue	1,013	1,661	356	282	3,312	(3,312)	—
Total revenue	38,705	21,227	6,460	9,815	76,207	(3,312)	72,895

Segment profit (loss) (EBIT)	3,327	1,609	521	2,448	7,905	(588)	7,317

Reconciliation. Reconciliation of the segments’ profit (EBIT) to profit before income taxes is as follows:

	Three months ended September 30,		Nine months ended September 30,
Amounts in millions of €	2008	2007	2008	2007

Total segments’ profit (EBIT)	695	2,217	4,940	7,905
Corporate items	(59)	(329)	(259)	(595)
Eliminations	12	3	(4)	7
Group EBIT	648	1,891	4,677	7,317
Interest income, net	110	187	167	377
Profit before income taxes	758	2,078	4,844	7,694

The reconciliation of the segments’ profit to Group EBIT includes items that by definition are not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example items for which headquarters is responsible. Transactions between the segments are eliminated in the reconciliation.

11. Related party relationships

Associated companies and joint ventures. Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table:

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Three months ended	Nine months ended	Three months ended	Nine months ended	Receivables at	Liabilities at
Amounts in millions of €	September 30, 2008	September 30, 2008	September 30, 2008	September 30, 2008	September 30, 2008	September 30, 2008

Associated companies	383	1,259	266	737	2,446	1,148
Joint ventures	76	192	—	—	87	—

The transactions with associated companies primarily involve Chrysler Holding LLC under the terms of the agreements between the Group and Chrysler on future cooperation and the provision of services. There are refund claims against third parties with respect to a significant portion of the balance of liabilities. As a result of the drawn credit line, receivables include a subordinated loan (US$1.5 billion) maturing in 2014 with an interest rate based on Libor plus 700 basis points (see Note 2).

In connection with the transfer of the majority interest in the Chrysler activities, the Group provided certain guarantees for Chrysler’s obligations; these guarantees are not reflected in the table above (see Note 2).

During the first quarter of 2008, the transaction under which Daimler, Ford Motor Company (“Ford”) and Ballard Power Systems, Inc. (“Ballard”) reorganized their automotive fuel cell activities was closed. As a result of this transaction, Ballard repurchased all of its shares held by Daimler or Ford and the representatives of Daimler and Ford resigned from Ballard’s board of directors. As consideration, Daimler received a 50.1% interest in Automotive Fuel Cell Cooperation Corporation (“AFCC”), a newly formed company that comprises Ballard’s automotive fuel cell business. Furthermore the Group received rights and know-how related to fuel cell technology and cash of €24 million; Ford and Ballard hold the remaining interest in AFCC. Daimler realized a gain before income taxes of €30 million from the sale of its interest in Ballard, which is included in “share of profit (loss) from companies accounted for using the equity method, net,” in the consolidated statements of income for the nine months ended September 30, 2008. As Daimler and Ford jointly manage the operations of AFCC, Daimler accounts for its investment in AFCC using the equity method.

Balances and transactions with respect to our investee Tognum (see Note 2), are included in the line “Associated companies” in the table above.

The transactions with joint ventures predominantly comprise goods and services supplied to or received from Beijing Benz-DaimlerChrysler Automotive Corporation, Ltd. (“BBDC”). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China.

In connection with the Group’s 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect, which are not included in the table above.

Shareholder. The Group distributes vehicles in Turkey through a dealership, which also holds a minority interest in one of the Group’s subsidiaries. In the three- and nine-month periods ended September 30, 2008, revenue generated by these transactions amounted to €62 million and €173 million, respectively.

12. Subsequent events

On October 14, 2008, the Board of Management of Daimler AG announced a comprehensive plan to adjust company operations of Daimler Trucks North America. The measures to be implemented include the discontinuation of the Sterling Trucks production program as well as the consolidation of the manufacturing plant network and the alignment of network capacity with market demand, which involves an expected workforce reduction of up to 3,500 employees. Daimler expects total expenses of up to US$600 million for this repositioning, of which US$350 million are expected to be recognized in the fourth quarter of 2008, US$150 in 2009 and US$100 million in 2010 and 2011.

Addresses/Information	Financial Calendar 2009

Investor Relations	Annual Press Conference /
Investors’ and Analysts’ Conference Call
Phone +49 711 17 92261, 17 95256 or 17 95277	February 17, 2009
Fax +49 711 17 94075
Annual Meeting 2009
This report and additional information on Daimler	Messe Berlin
are available on the Internet at	April 8, 2009
www.daimler.com
Interim Report Q1 2009
Concept and contents	April 28, 2009

Daimler AG	Interim Report Q2 2009
Investor Relations	July 29, 2009

Publications for our shareholders:	Interim Report Q3 2009
Annual Reports (German, English)	October 27, 2009
Form 20-F (English)
Interim Reports on 1st, 2nd and 3rd quarters
(German, English)
Sustainability Report (Facts and Magazine)
(German, English)

www.daimler.com/investors

Daimler AG
Stuttgart, Germany
www.daimler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa. Robert Köthner
Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

	By:	/s/ i.V. Silvia Nierbauer
Name: Silvia Nierbauer
Title: Director

Date: October 23, 2008